Via Edgar
October 12, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attn: Joe Foti

RE:	Swinging Pig Productions, Inc., Form 8-K Item 4.01 filed on August 6, 2009 File: 000-52979

Dear Mr. Foti:

Please be informed that Swinging Pig Productions, Inc., (“Registrant”) has received and read your letter dated September 2, 2009, regarding the Registrant’s Disclosures on Form 8-K as filed with the Securities and Exchange Commission (“Commission”) on August 6, 2009.

This letter responds, in writing, to the comments and requests for information specified in that letter.  The headings and provisions of this letter correspond and respond to the headings and order of the paragraphs in your letter.

Form 8-K filed August 6, 2009

Item 4.01 – Changes in Registrant’s Certifying Accountant

1.
Your most recent Form 10-K filed on April 2, 2009 includes financial statements audited by Moore and Associates Chartered (“Moore”).  On August 27, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.  You can find a copy of the order at: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore’s audit reports or consents in your filings with the Commission made on or after August 27, 2009.  If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Response:  Please note that Registrant has retained new auditors, Seale & Beers, CPAs, who will conduct a full re-audit for Registrant’s upcoming 10-Q filing.   Registrant’s Form 8-K dated August 6, 2009 has been updated to reflect this.

2.
Please amend your Item 4.01 Form 8-K, filed August 13, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

Response:  Please note that the 8-K has been revised to include this disclosure.

3.	If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

Response:  Please note that Registrant was unable to obtain a revised Exhibit 16 letter from Moore.  We have disclosed this fact in the amended Form 8-K dated August 6, 2009, and removed the previous Exhibit 16 letter.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated September 2, 2009.  If you should require any additional information or clarification, please do not hesitate to contact me at (646) 727-9272.

Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Daniel Mirman
NameDaniel Mirman